Exhibit 1.02

Conflict Minerals Report

Oceaneering International, Inc. is a global oilfield provider of engineered services and products, primarily to the offshore oil and gas industry, with a focus on deepwater applications. Through the use of our applied technology expertise, we also serve the defense, entertainment and aerospace industries. We are committed to maintaining high standards of ethical conduct throughout our businesses and operations, and we are concerned with humanitarian and environmental abuses associated with the mining, transportation and trade of certain minerals from conflict-affected regions of the world, including the Democratic Republic of the Congo (“DRC”) and adjoining countries.

Please refer to the final rule and Form SD reflected in the 1934 Act Release No. 34-67716 (“Rule 13p-1”) for definitions to the terms used in this Conflict Minerals Report, unless otherwise defined herein. As used in this Conflict Minerals Report, “we,” “our” and “us” refer to Oceaneering International, Inc. and its consolidated subsidiaries.

Gold and/or the minerals columbite-tantalite (coltan), cassiterite and/or wolframite and/or their respective derivatives tantalum, tin and/or tungsten (collectively, the “Covered Minerals”) were or may have been necessary to the functionality or production of certain products manufactured, or contracted to be manufactured, for sale by us during the period from January 1, 2013 through December 31, 2013 (our “Affected Products”). The following is a description of our Affected Products, all of which we have determined to be DRC conflict undeterminable:

•	subsea umbilicals, umbilical termination assemblies and flying leads;

•	tooling, ROV tooling and work packages;

•	production control equipment;

•	blowout preventer control systems;

•	installation and workover control systems;

•	clamp connectors;

•	pipeline connector and repair systems;

•	pipe lifting frames and other equipment marinized for use in subsea exploration and production;

•	subsea and topside control valves;

•	subsea chemical injection valves;

•	hardware components used in offshore communication and asset tracking systems; and

•	custom solutions and technologically advanced products for use in: theme park rides and show systems; naval research and vessel repairs and maintenance; and space exploration and other harsh environments.

In addition to the reasonable country of origin inquiry we undertook, as described in the Specialized Disclosure Report on Form SD to which this Conflict Minerals Report is included as an exhibit, during the year ended December 31, 2013, we: (1) adopted a conflict minerals policy statement, which is publicly available at http://www.oceaneering.com/vendors/conflict-minerals-policy-statement; and (2) revised our standard purchase order terms and conditions, which are publicly available at http://www.oceaneering.com/vendors.

Both our policy statement and standard terms and conditions generally require our suppliers to provide us with products that are DRC conflict free, and our standard terms and conditions require our suppliers to promptly notify us in writing in the event that there is any reason to believe that such products are not DRC conflict free. We also generally require that, subject to a limited exception for materials outside the supply chain prior to January 31, 2013, any of the Covered Minerals incorporated into such goods must ultimately be sourced from recycled or scrap sources or from one or more of the smelters or refiners appearing on the applicable compliant smelter and refiner list available at www.conflictfreesmelter.org. We believe that the procedures described above conformed, to the extent required by Rule 13p-1, under the Securities Exchange Act of 1934 and the related requirements of Form SD promulgated by the Securities and Exchange Commission, with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, an internationally recognized due diligence framework.

As a result of the factors that resulted in our determination that our Affected Products are DRC conflict undeterminable, we were unable to determine the facilities used to process the Covered Minerals necessary to the functionality or production of our Affected Products or the countries of origin of those Covered Minerals. Accordingly, we were unable to undertake any efforts, beyond the reasonable country of origin inquiry and due diligence procedures described above, to determine the mine or location of origin thereof.

Going forward, we plan to better educate our supply base of the need to respond to our inquiries and conduct due diligence on their own suppliers, even if they themselves are not filers with the United States Securities and Exchange Commission. In doing so, we intend to analyze our supply base to identify those of our suppliers that would be difficult to replace and work more closely with them to obtain and verify their compliance with our conflict minerals policy and our standard terms and conditions, in an effort to mitigate the risk that any Covered Minerals necessary to the functionality or production of products manufactured, or contracted to be manufactured, for sale by us benefit armed groups in the DRC or any adjoining country.